SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(1)

                                (AMENDMENT NO. 3)

                            CHATEAU COMMUNITIES, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                    161726104
                                 (CUSIP NUMBER)


                                THOMAS J. COORSH
                        150 NORTH WACKER DRIVE, SUITE 900
                                CHICAGO, IL 60606
                            TELEPHONE: (312) 499-3600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 14, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 161726104                                              13D                                       (Page 2 of 5)
-------------------------------------------                                                 ----------------------------------------

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   1     NAME OF REPORTING PERSON:                                                                          Hometown America, L.L.C.
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                                              36-4196688
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a)
                                                                                                                               (b)
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS:                                                                                                     WC; OO
-------- ---------------------------------------------------------------------------------------------------------------------------
-------- ---------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                                               DELAWARE
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                         ------ ----------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER                                                                      1,414,0001(1)
 BENEFICIALLY OWNED BY
    EACH REPORTING
      PERSON WITH
                         ------ ----------------------------------------------------------------------------------------------------
                         ------ ----------------------------------------------------------------------------------------------------
                           8    SHARED VOTING POWER                                                                   3,644,1382 (2)
                         ------ ----------------------------------------------------------------------------------------------------
                         ------ ----------------------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER                                                                     1,414,000
                         ------ ----------------------------------------------------------------------------------------------------
                         ------ ----------------------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER                                                                           0
                         ------ ----------------------------------------------------------------------------------------------------
-------- ---------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                                                                 5,058,1383  (3)
         REPORTING PERSON
-------- ---------------------------------------------------------------------------------------------------------------------------
-------- ---------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES**
-------- ---------------------------------------------------------------------------------------------------------------------------
-------- ---------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                                         17.2%
         (11)
-------- ---------------------------------------------------------------------------------------------------------------------------
-------- ---------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON                                                                                                 OO
-------- ---------------------------------------------------------------------------------------------------------------------------

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--------------------------------

1        Although Hometown America, L.L.C. ("Hometown") reported in the Schedule
13D filed by Hometown on June 9, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1") filed on June 27, 2003, that it beneficially owned 1,419,000 shares of Common Stock, in fact, as described in Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed on August 25, 2003, Hometown beneficially owned only 1,414,000 shares as of such dates, and as of the date hereof continues to beneficially own only 1,414,000 shares of Common Stock.

2        As to limited matters described in the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, filed by Hometown. Although Hometown filed the Schedule 13D with respect to both the shares of Common Stock which it beneficially owns and the 3,644,138 shares of Common Stock covered by the Voting Agreements, Hometown disclaimed and continues to disclaim, pursuant to Rule 13d-4 of the Exchange Act, beneficial ownership of any of the 3,644,138 shares of Common Stock subject to the Voting Agreements. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2.

3        Calculated based on 29,411,826  shares of Common Stock  outstanding on
May 29, 2003, as represented by Chateau in the Merger Agreement.

     This Amendment No. 3 (this "Amendment No. 3") is filed by Hometown America, L.L.C. ("Hometown" or the "Reporting Person"), a Delaware limited liability company, and hereby amends the Schedule 13D (the "Schedule 13D") originally filed by Hometown on June 9, 2003, as amended by Amendment No. 1 ("Amendment No. 1") filed on June 27, 2003 and as amended by Amendment No. 2 ("Amendment No. 2") filed on August 25, 2003. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2.

ITEM 4.       PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended to add the following:

     This Amendment No. 3 is filed to report that Hometown has entered into a transaction agreement (the "Transaction Agreement") with Affordable Residential Communities IV, LP ("ARC") and an affiliate of ARC, pursuant to which ARC has the option to acquire certain manufactured home communities properties owned as of the date hereof by Hometown, Chateau or their subsidiaries (the "ARC Transaction") upon the terms and subject to the conditions of the Transaction Agreement. The Transaction Agreement is attached as Exhibit 6 hereto and is hereby incorporated herein by reference.

    There can be no assurance as to whether or not the ARC Transaction or any similar transaction will be consummated. No such transaction will change the consideration to be received pursuant to the Merger Agreement by the holders of securities of Chateau or Chateau OP, nor be a condition to, or add to or subtract from any of the conditions to, the consummation of the transactions contemplated by the Merger Agreement. None of Chateau, Chateau OP nor any of their affiliates are parties to the Transaction
Agreement.

    Closing of the ARC Transaction will only occur, if at all, following the consummation of the transactions contemplated by the Merger Agreement. Consummation of the ARC Transaction may cause holders of units in the partnership that survives the Partnership Merger to incur tax liabilities that are not indemnified under the Tax Protection Agreement contemplated to be entered into at the closing of the Mergers.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented as follows:

Exhibit 6       -     Transaction Agreement, dated October 14, 2003, by and
                      among Hometown America, L.L.C., Affordable Residential
                      Communities IV, LP and ARC IV REIT, Inc..

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 16, 2003.       HOMETOWN AMERICA, L.L.C.

                                    By:    Hometown Residential Manager, L.L.C.,
                                           A Delaware limited liability company,
                                           its managing member

                                    By:   /s/ Thomas J. Coorsh
                                          --------------------------------------
                                    Name:     Thomas J. Coorsh
                                    Title:    Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit          Description                                          Sequential
                                                                      Page No.

  6 Transaction Agreement, dated October 14, 2003, by and among Hometown America, L.L.C., Affordable
                Residential Communities IV, LP and ARC IV REIT, Inc.